UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes of Registrant’s Certifying Accountants

On November 21, 2022, the Audit Committee (the “Audit Committee”) of Board of Directors of Jowell Global Ltd. (the “Company”) approved the dismissal of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm and the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as the independent registered public accounting firm of the Company. The Company has been notified by Friedman that it has combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman served as the Company’s independent registered public accounting firm through November 20, 2022. The services previously provided by Friedman are now provided by Marcum Asia.

The audit reports of Friedman on the consolidated financial statements of the Company for each of the fiscal years ended December 31, 2020 and 2021 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2020 and 2021 and through the subsequent interim period through November 20, 2022, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference thereto in its report on the financial statements for such years, and (ii) no “reportable events” (as defined set forth in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 25, 2022.

In accordance with Item 16F(a)(3) of Form 20-F, the Company has provided Friedman with a copy of the foregoing disclosures and has requested that Friedman review such disclosures and provide a letter addressed to the Commission stating whether or not it agrees with the statements made herein. Attached as Exhibit 16.1 is a copy of Friedman’s letter addressed to the Commission relating to the statements made by the Company in this Report on Form 6-K.

During the two fiscal years ended December 31, 2020 and 2021 and through the subsequent interim period to November 20, 2022, neither the Company nor anyone on its behalf consulted Marcum Asia with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with Friedman (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: November 25, 2022	By:	/s/ Zhiwei Xu
	Name:	Zhiwei Xu
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
16.1	Letter from Friedman, LLP, dated November 25, 2022.

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